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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 29 2004 WASH. D.C. PROCESSING SECTION 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Interfinancial Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 West Loop South, Suite 200
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interfinancial Partners, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Claudia Gabriela Amaya
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 01-10-2006

Signature

E V President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTERFINANCIAL PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

INTERFINANCIAL PARTNERS, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15 - 16

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Interfinancial Partners, Inc.

We have audited the accompanying statement of financial condition of Interfinancial Partners, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interfinancial Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

INTERFINANCIAL PARTNERS, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 90,253
Receivable from brokers-dealers and clearing organizations	120,707
	$ 210,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 39,440
Commissions payable	8,420
Payable to brokers-dealers and clearing organizations	6,739
Payable to related party	23,976
	78,575
Stockholder's equity	
Common stock, 100,000 shares authorized with $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	4,538,113
Retained earnings (deficit)	(4,406,728)
Total stockholder's equity	132,385
	$ 210,960

The accompanying notes are an integral part of these financial statements.

INTERFINANCIAL PARTNERS, INC.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions income	$ 367,625
Interest income	6,361
Other income	10,055
	384,041
Expenses	
Commissions and clearance paid to other brokers	283,459
Employee compensation and benefits	302,321
Communications	53,424
Occupancy and equipment costs	228,090
Promotional costs	19,008
Regulatory fees and expenses	21,875
Other expenses	130,329
	1,038,506
Loss before income taxes	(654,465)
Provision for income taxes	-0-
Net loss	$ (654,465)

The accompanying notes are an integral part of these financial statements.

INTERFINANCIAL PARTNERS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2003	$ 1,000	$ 3,950,277	$(3,752,263)	$ 199,014
Contributions of capital		587,836		587,836
Net loss			(654,465)	(654,465)
Balances at December 31, 2003	$ 1,000	$ 4,538,113	$(4,406,728)	$ 132,385

The accompanying notes are an integral part of these financial statements.

INTERFINANCIAL PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance, at January 1, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

INTERFINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (654,465)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	659
Decrease in advances to employees	29,500
Decrease in other assets	15,105
Increase in accounts payable and accrued expenses	32,868
Decrease in commissions payable	(10,765)
Decrease in payable to broker-dealers and clearing organizations	(1,017)
Increase in payable to related party	23,976
Net cash provided (used) by operating activities	(564,139)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contributions of capital	587,836
Net cash provided (used) by financing activities	587,836
Net increase (decrease) in cash	23,697
Cash at beginning of period	66,556
Cash at end of period	$ 90,253

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

INTERFINANCIAL PARTNERS, INC.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Interfinancial Partners, Inc. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation and is a wholly-owned subsidiary of TIG Capital Corporation ("Parent"). Substantially all of the Company's business is conducted with customers located throughout the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Advertising costs incurred for the year ended December 31, 2003 were $3,566 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $132,385 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company has a net operating loss carryforward of approximately $4,407,224 available to offset future taxable income and expires as follows:

Year Ended December 31,	
2019	$ 911,898
2020	911,780
2021	1,095,001
2022	834,742
2023	653,803
	$4,407,224

The tax benefit from the net operating loss carryforward of $1,498,000 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Commitments and Contingencies

The Company has an EEOC suit in behalf of a former employee incidental to its securities business. Management is unable to evaluate this likelihood of an unfavorable outcome or estimate an amount or range of potential loss. Management intends to present a vigorous defense.

The ultimate outcome of the proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the

Note 5 - Commitments and Contingencies, continued

unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital which requires a minimum net capital of $100,000. It is management's intention to control costs, increase revenue and seek outside financing or a possible sale. It is management's understanding it will continue to receive capital infusions as necessary.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2003

Schedule I

INTERFINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 132,385
Add:	
Liabilities subordinated to claims of general creditors	-0-
Total capital and allowable subordinated liabilities	132,385
Deductions and/or charges	
Non-allowable assets	-0-
Net capital before haircuts on securities positions	132,385
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 132,385

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 39,440
Commissions payable	8,420
Payable to brokers-dealers and clearing organizations	6,739
Payable to related party	23,976
Total aggregate indebtedness	$ 78,575

Schedule I (continued)

INTERFINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,241
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 32,385
Excess net capital at 1000%	$ 124,528
Ratio: Aggregate indebtedness to net capital	.59 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Schedule II

INTERFINANCIAL PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: RBC Dain Rauscher Incorporated

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Interfinancial Partners, Inc.

In planning and performing our audit of the financial statements and supplemental information of Interfinancial Partners, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2004